October 7, 2016

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    Pampa Energía S.A.
Registration Statement on Form F-4 (File No. 333-213038)

Dear Ms. Ransom:

As discussed with the staff this morning, Pampa Energía S.A. (the “Company”) wishes to inform you that the Report of Foreign Issuer on Form 6-K and the filing pursuant to Rule 425, in each case filed by the Company at approximately 7:53 a.m. this morning, which included as an exhibit a press release announcing the commencement of the tender and exchange offers (the “Offers”) described in the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”), were filed by the Company in error.

The Company has not commenced and will not commence the Offers until the Registration Statement has been declared effective.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225‑2372 or Adam Brenneman at (212) 225‑2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

  /s/ Ricardo Torres

Ricardo Torres
Co-Chief Executive Officer

cc:        Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP